

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2010

James K. Schwartz
Chief Executive Officer
NPC International, Inc.
7300 W. 129th Street
Overland Park, KS 66213

> **Re:** **NPC International, Inc.**
> **Form 10-K: For the Fiscal Year Ended December 29, 2009**
> **Filed on March 26, 2010**
> **File No. 000-13007**

Dear Mr. Schwartz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the Year Ended December 29, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Store Openings and Closures, page 23

1.     We note that you closed a net of 13 stores during fiscal year 2009. It appears, however, that there was no impact on goodwill as a result of these store closures. Please explain to us your consideration of paragraphs 350-20-35-51 through 350-20-35-57 of the FASB Accounting Standards Codification or formerly paragraph 39 of FAS 142 in accounting for goodwill associated with such closed stores. Also, explain to us the accounting treatment applied to franchise rights associated with these closed stores.

Liquidity and Sources of Capital, page 31

2.    Notwithstanding the current portion of long term debt, you still have a significant working capital deficit.  You state that you operate on a net working capital deficit because your sales are primarily cash and you receive credit from suppliers.  You also state that you currently pay the next day for certain supply purchases.  Since cash and payables are offsetting working capital items, it is not clear how a significant working capital deficit results.  You also state that if you were to utilize the 30 day term of trade credit, your liquidity would increase, but it does not appear that working capital would be impacted because there would be offsetting increases to cash and payables.  Please clarify for us (i) the reason for the substantial working capital deficit, (ii) the implications of the deficit to your operations and (iii) how you manage the deficit, and expand your disclosure accordingly.

Item 8. Financial Statements and Supplementary Data

Note 12. Employee Benefit Plans, page 56

3.    You disclose that no compensation expense was recorded in 2009, 2008 and 2007 because the associated triggering events were deemed not probable. Please tell us in further detail how you determined that no expense recognition was required during fiscal years 2007 through 2009 for each of the types of options granted.  Additionally, please describe for us and disclose the triggering events for each type of option granted and why you consider them to be not probable of occurring.  In so doing, explain to us the relationship between such triggering events and the mandatory call provision.  In connection with this, explain to us what "any other call event" represents and tell us the defined value associated with the mandatory call provision.

4.    We note from prior disclosure that a 100% forfeiture rate was assumed for all options granted.  Please tell us and disclose if such a forfeiture rate is still assumed.  For the forfeiture rate that is assumed, tell us and disclose the basis for the rate used, and tell us why you believe the rate is appropriate and reasonable in your circumstances.

5.    Please explain to us and disclose how the liability for awards granted is periodically remeasured and your accounting treatment for the change in the liability.  Additionally, explain to us and disclose how the fair market value of options granted since 2006 was determined in establishing the exercise price at the date of grant.

6.      Given that (i) no liability or compensation expense has been recognized and (ii) the assumed 100% forfeiture rate for your stock incentive plan, please clarify for us the intended purpose and incentive of the plan.

Form 10-Q for the Quarterly Period Ended March 30, 2010

Management's Discussion and Analysis
Thirteen Weeks Ended March 30, 2010 Compared to March 31, 2009
Cost of Sales, page 16

7.      Please tell us and disclose with more specificity how "product mix changes" impacted cost of sales.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,


                                        Lyn Shenk
                                        Branch Chief